Exhibit 4.8

FRAMEWORK COOPERATION AND SERVICE AGREEMENT

[Outbound/Allocation]

between

T- Mobile International AG,

Landgrabenweg 151, 53227 Bonn, Germany

(hereinafter, “TMO” or „Service Provider”)

and

Magyar Telekom Távközlési Nyilvánosan Müködo Részvénytársasâg,

Krisztina krt. 55, 1013 Budapest, Hungary

(hereinafter, “Service Receiver”)

(hereinafter jointly referred to as the “Parties”)

Concerning the Performance of Services provided by TMO

RECITALS:

WHEREAS, the participating Service Receiver and TMO are companies of the Deutsche Telekom group, and regarding its activities in the mobile communication consolidated in the mobile segment of TMO;

WHEREAS, the Parties are engaged in the development and provision of services in the telecommunication industry;

WHEREAS, TMO has specific capacities and qualifications at its disposal and undertakes to procure such capacities and qualifications to render services to Service Receiver;

WHEREAS, Service Receiver has a steady need for and requests these Services;

WHEREAS, the Parties derive primarily the following benefits from TMO Services: i) synergy effects through the harmonisation of business processes and/or ii) quality services that enable the Parties to retain existing customers, as well as to increase the existing customer base and/or iii) other synergies. The aforementioned synergies lead to cost savings through economies of scale, avoidance of redundant works, adoption of common tools and standards and agreeing on best practice procedures among the Service Receivers

WHEREAS, TMO agrees to provide Services to Service Receiver;

WHEREAS, the Services to be rendered and the respective Compensation are to be detailed in separate attachment (Annex);

WHEREAS, this Agreement is to stipulate the framework conditions for the performance of the Services and the Compensation hereof;

NOW, THEREFORE, the Parties hereby agree as follows:

§ 1

Definitions

Agreement                                                                                                — means this framework cooperation agreement including the Annex. The Annex shall give an overview on the projects from which the Service Receiver benefited in the previous year. The Annex shall be renewed according to § 2(2).

Cost Allocation Key                                              — means the key according to which the Full Costs and mark-up of TMO are allocated to the Service Receiver, being an affiliate of Deutsche Telekom AG. The Service Receiver shall bear these costs according to its participation and benefit from projects conducted by the Service Provider. This key may differ from service to service and from year to year.

Full Costs                                                                                                     — means Own Costs and Third Party Costs occurring with the service performance. The Full Costs are established on TMO group accounting principles.

Own Costs                                                                                                — means direct and indirect costs occurring with the own service provision, but do not include any fees to third parties involved. Own costs include also direct and indirect costs in connection with the coordination and managing of third party services.

Third Party Costs                                                             — means fees charged by third parties, as well as other miscellaneous costs being necessary to the service provision under this agreement.

Compensation                                                                              — means the compensation of Services at Full Cost basis and mark-up as agreed upon in the Annex.

Service(s)                                                                                                      — means the service(s) to be provisioned and delivered by TMO as outlined in detail in the annex, (“Annex”).

§ 2

Services

(1)       TMO shall render to the Service Receiver such Services related to projects as set out in the Annex. These Services shall be enumerated in a project list of projects being conducted by the Service provider for each respective financial year. The Annex may be modified in order to reflect the current service scope and related conditions.

(2)       The Annex shall be agreed upon by the Parties for the previous financial year. It shall be renewed every year, if the Agreement is not terminated in accordance with § 12 (3). The necessary renegotiations shall start January 31st and be concluded by end of February. If the Annex has not been renewed by end of February, the existing Annex will stay in force, unless the Service has been terminated by either Party in accordance with §12 (3).

(3)       In case of any discrepancies between the Annex and this Agreement the latter shall prevail unless and to the extent the Parties explicitly state in the Annex that they want to deviate from this Agreement.

§3

Performance of Services

(1)       English shall be the working language.

(2)       TMO shall render the Services with due care and skill. Specific requirements of the Services to be rendered can be agreed upon in the Annex.

(3)       TMO may commission subcontractors for the provision of the Services.

§4

Warranty

TMO shall warrant that the execution of the Services shall be conducted with with due care and skill.

§5

Liability

(1)       TMO shall be liable for damage caused intentionally or due to gross negligence on its part. For its negligence, TMO shall only be liable up to the amount of the annual Compensation, received for the respective Services by the Service Receiver under the relevant Annex.

(2)       Any liability for loss of profit, business, goodwill or any indirect or consequential losses shall hereby be excluded by the Parties.

§6

Industrial Property Rights and Copyrights used in the Service Performance

(1)       No stipulation of this Agreement shall state or be interpreted in a way that the intellectual property rights of one Party shall be transferred to the other Party.

(2)       Where necessary in connection to the Service provision the Service Receiver shall be granted a non exclusive right to usage.

§ 7

Confidentiality

(1)       The Parties and any commissioned third parties shall maintain strict secrecy concerning all confidential information made available in the course of the performance of the Services. This shall relate to all technical, financial or other information of which the Parties or any commissioned third parties become aware of within the framework of the execution of this Agreement, irrespective of whether the information is declared as confidential. The obligation to maintain confidentiality shall endure for a period of five years after the cessation of the Services.

(2)       Exempt hereof shall be information which was already known to the general public when the information was made available or which was disclosed by a third party without any infringement of any duty to maintain secrecy or which had to be disclosed as a result of regulatory obligations to provide information.

§8

Books, records and documentation

(1)       Within the scope of this Agreement, TMO is obliged to record and document provision of Services and in particular the respective projects in due form and ensure that such records and documents are retained for the period set out in Section 8(3) below. If the Hungarian tax authorities request the Service Receiver to present documents in relation to the Services which are retained at TMO, upon written request of the Service Receiver TMO is obliged to provide the Service Receiver with a copy of the requested documents within due course.

(2)       For controlling reasons, the Service Receiver is authorized to an audit of TMO’s service fee records and documentation performed by an external auditor/ auditing company for their own account.

(3)       For the retention of the above mentioned records a 10 year period shall apply.

§9

Compensation

The Service Receiver shall pay TMO the Compensation being such proportion of Full Costs plus mark-up on Own Costs with a wealth adjustment according to the OECD rules as determined by the Cost Allocation Keys, which shall be calculated on the basis of the Service Receivers’ participation in the projects as set out in the Annex. It will be calculated on the basis of the number of subscribers or in the event of technical support on the basis of minutes of usage in the relevant financial year. The mark-up on Own Costs will be 5%.

Any third party service will be charged at cost basis without a mark-up from TMO.

§10

Taxes

(1)       All prices do not include value added taxes or similar taxes. TMO will charge due taxes, if any, in addition to the net Compensation. TMO shall charge and invoice accruing value added taxes or similar taxes in accordance with the respective tax law.

(2)       If tax liability is shifted to the Service Receiver by application of a reverse charge mechanism, TMO shall not charge any of the taxes referred to above.

(3)       Possible withholding taxes have to be withheld by the Service Receiver on behalf of the TMO and the corresponding proof or documentary evidence are to be submitted.

(4)       The Parties of this Agreement declare to make any reasonable effort to receive any refunds or abatements on taxes and other duties and support each other for this purpose.

§ 11

Invoicing

(1)       TMO will charge the applicable Compensation on a yearly basis after finalisation of the Annex according to § 2 (2) until March 31st of the subsequent year.

(2)       Prior to the yearly invoice the Service Receiver will remit by quarterly advance payment in each case on the basis of the previous financial year. The advance payments will be set off against the yearly invoice of the respective year. Advance payments in 2008 will be calculated on the basis of the yearly invoice of 2007.

(3)       As a matter of principle all invoices in the group are settled through intercompany accounts. TMO treasury decides on the balancing of these intercompany accounts.

§ 12

Deadlines/Termination

(1)       This Agreement shall be legally valid as of the signing hereof and is thereby concluded for an indefinite period of time unless and until terminated in accordance with this Agreement.

(2)       The Annex shall become effective retrospectively for the financial year before conclusion of the agreement on the Annex if not agreed otherwise between the Parties.

(3)       This Agreement and/or any Annex may be terminated by any Party without specifying any grounds upon observance of six months written notice such termination to take effect at the end of any year.

(4)       In the event of termination of the Agreement, the Annex terminates automatically. The Services rendered up to such point are to be compensated as long as the Service Receiver is not entitled to reduce this compensation due to this Agreement or to the applicable law.

§ 13

Miscellaneous Provisions

(1)       Any modifications of this Agreement must be made in writing by both Parties. No verbal collateral agreements hereto have been made.

(2)       In the event any individual provisions of this Agreement are or become invalid, such provisions are to be reinterpreted or supplemented so that the economic purpose associated with the affected provision is preserved. The validity of the remaining provisions shall not be affected thereby.

(3)       The Parties shall attempt to resolve all disputes arising in course of the execution of this Agreement by amicable negotiations, in the case that no resolution is found, the dispute shall be resolved by escalation to the CEOs of the Parties who shall have 4 weeks to agree on a mutually agreed solution. In case no agreement can be reached, the dispute should be resolved by the local court of Bonn.

(4)       This Agreement shall be subject to German law.

Budapest, May 27, 2008

Signatures:

T-Mobile International AG

Michael Günther	Christopher Mattheisen
Member of the Board of Management	Chief Executive Officer
TMO and Senior Vice President CEE

Deutsche Telekom AG

Fridbert Gerlach	János Winkler
Senior Vice President TMO	Chief Operating Officer,
Head of Consumer Services
Business Unit

ANNEX

Involved TMO Projects

TMO Department involved	Project No.	Short description: